SEGA CORPORATION

2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan

phone: +81-3-5736-7111 facsimile: +81-3-5736-7117

File No. 82-3439

October 16, 2003

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-6
450 Fifth Street, N.W.
Washington DC 20549

Re: SEGA CORPORATION
Rule 12g-2(b) Exemption No. 82-3439

Dear Sirs:

On behalf of SEGA CORPORATION ("SEGA"), enclosed are the following documents required to be furnished to the U.S. Securities and Exchange Commission pursuant to the Rule 12g3-2(b)(1)(iii):

- Notice of the Revision of the Business Results Forecast

If you have any question about the enclosed material, please contact Shoichi Yamazaki, Officer of the Company. Phone: +81-3-5736-7072

Sincerely yours,

S. Yamazaki

Shoichi Yamazaki
Officer
President Office
SEGA CORPORATION

October 16, 2003
SEGA CORPORATION
Hisao Oguchi,
President and Representative Director
TSE Code: 7964
Inquire: Shoichi Yamazaki, Officer
President Office

Notice of the Revision of the Business Results Forecast

SEGA CORPORATION revised its business performance forecast for the six months ended September 30, 2003 and the year ending March 31, 2004 announced in May 19, 2003. Details are as follows;

1. Revision of the Consolidated Business Performance Forecast

1) Revision of the results forecast for the six months ended September 30, 2003

(millions of yen)

	Net Sales	Recurring Profit	Net Income
Previous Forecast (A)	¥88,000	¥1,200	¥200
Revised Forecast (B)	94,200	5,700	5,700
Increase (B)-(A)	6,200	4,500	5,500
Rate of Change (%)	7.0%	375.0%	2750.0%
Results for the previous term	¥95,144	¥4,019	¥1,014

2) Revision of the results for the year ending March 31, 2004

(millions of yen)

	Net Sales	Recurring Profit	Net Income
Previous Forecast (A)	¥193,000	¥10,500	¥7,500
Revised Forecast (B)	195,700	11,500	8,000
Increase (B)-(A)	2,700	1,000	500
Rate of Change (%)	1.4%	9.5%	6.7%
Results for the previous year	¥197,223	¥7,783	¥3,054

2. Revision of the Non-consolidated Business Performance Forecast

1) Revision of the results forecast for the six months ended September 30, 2003

(millions of yen)

	Net Sales	Recurring Profit	Net Income
Previous Forecast (A)	¥43,000	¥250	¥1,400
Revised Forecast (B)	47,800	3,700	5,100
Increase (decrease) (B)-(A)	4,800	3,450	3,700
Rate of Change (%)	11.2%	1380.0%	264.0%
Results for the previous term	¥49,071	¥2,384	¥1,504

2) Revision of the results for the year ending March 31, 2004

(millions of yen)

	Net Sales	Recurring Profit	Net Income (loss)
Previous Forecast (A)	¥86,000	¥250	¥2,450
Revised Forecast (B)	95,800	4,700	6,100
Increase (B)-(A)	9,800	4,450	3,650
Rate of Change (%)	11.4%	1780.0%	149.0%
Results for the previous year	¥100,042	¥1,944	¥(2,536)

3. Reasons for the Revision of the Consolidated Business Performance Forecast

<For the first half of the year>

The Company expects net sales and operating income in amusement machine sales and consumer business to exceed its projections announced in May 19, 2003. This is primarily due to strong sales of new products such as "The Key of Avaron," and "Dragon Treasure," and its regular products including "UFO Catcher 7," "Star Horse 2002," "Bingo Party Splash," and "Oinori Daimyojin 2."

In Consumer business, favorable sales of "Let's make J-League Professional Soccer Club! 3," and "Initial D Special Stage," which were released in Japan are expected to contribute to the results. In North America and Europe, the Company received favorable repeat orders for entertainment titles including "Sonic Adventure DX" for GameCube and "Virtua Fighter 4 Evolution" for Sony PlayStation 2. In addition to the sales increases, a part of profit planned to be accounted during the second half of the

year was forwarded to the first half of the year. Thus the profit is forecasted to exceed the initial target.

In Amusement Center Operations, the Company forecasts that operating income will amount the same level as projection, though net sales is expected slightly lower than projection.

<For the year>

Following the favorable results forecast for the first half of the year, the Company expects net sales, recurring profit and net income for the current fiscal year to exceed the initial target announced in May 19, 2003.

4. **Reasons for the Revision of the Non-consolidated Business Performance Forecast**

Non-consolidated results consist of amusement machine sales and consumer business in Japan. Due to the reasons described above, the Company revised its forecast.

End